Filed Pursuant to Rule 424(b)(5)
Registration File No.: 333-134553

The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 22, 2007

PRELIMINARY PRICING SUPPLEMENT

to Prospectus Supplement dated October 5, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

$10,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

1.00% Notes Due March 29, 2014

Performance Linked to the Common Stock of International Game Technology (IGT)

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this preliminary pricing supplement and the accompanying prospectus supplement, dated October 5, 2006 (the “synthetic convertible prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•   Index stock issuer: International Game Technology. International Game Technology is not involved in this offering and has no obligation with respect to the notes.

•   Index stock: The common stock of the index stock issuer.

•   Principal amount: $1,000 per note, and in the aggregate, $10,000,000.

•   Stated maturity date: March 29, 2014, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same force and effect as if the maturity date had not been adjusted, and no interest will accrue or be payable as a result of the delayed payment, as described on page S-17 of the MTN prospectus supplement.

•   Valuation date related to the stated maturity date: March 26, 2014, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes─Settlement value” on page SS-18 of the synthetic convertible prospectus supplement.

•   Interest rate: 1.00% per annum.

•   Interest payment dates:  March 29 and September 29 of each year, beginning on September 29, 2007.

•   Interest payment record dates: 15 calendar days prior to each interest payment date.

•   Threshold value: 112.04% of the average execution price per share of common stock that an affiliate of Lehman Brothers Holdings will pay to hedge Lehman Brothers Holdings’ obligations under the notes.

•   Earliest redemption date: March 22, 2010.

•   Redemption notice period: 30 calendar days.

•   Optional repurchase notice period: Eight business days.

•   Determination period: Three business days.

•   Multiplier: The initial multiplier for the shares of common stock of International Game Technology is 1.0. The multiplier is subject to adjustment under various circumstances, as described under the caption “Description of the Notes—Adjustments to multipliers and to securities included in the calculation of the settlement value” on page SS-16 of the synthetic convertible prospectus supplement, including if International Game Technology pays a quarterly cash dividend of more or less than the base dividend of $0.13 per share on its shares of common stock. The effective adjustment date for adjusting the multiplier will be the first business day immediately following the 30th day of each January, April, July and October and the valuation date, as applicable.

•   Stock settlement: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption “Description of the Notes—Stock settlement” on page SS-25 of the synthetic convertible prospectus supplement. Lehman Brothers Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

•   Denominations: $1,000 and whole multiples of $1,000

•   Listing: The notes will not be listed on any exchange.

•   CUSIP No.:

•   ISIN No.:

Investing in the notes involves risks.  Risk Factors begin on page SS-7 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100.00%	$10,000,000
Underwriting discount	0.13%	$13,000
Proceeds to Lehman Brothers Holdings	99.87%	$9,987,000

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $1,500,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about March 29, 2007.

LEHMAN BROTHERS

March   , 2007

EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that (a) International Game Technology does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes and (b) the threshold value is $45.7123.

					Game Technology plus $ 5.00 in cash, plus accrued but unpaid interest, upon repurchase. Example 2. Assuming the settlement value is $55.00: Alternative redemption amount per $1,000 note =

Example 1. Assuming the settlement value is $35.00:					$1,000	×	$ 55.00 $ 45.7123	=	$ 1,203.17

Alternative redemption amount per $1,000 note =

As a result, on the stated maturity date or upon redemption, you would receive $1,203.17, plus accrued but unpaid interest, per $1,000 note because $1,203.17 is greater than $1,000.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 21 shares of common stock of International Game Technology plus $48.17 in cash, plus accrued but unpaid interest, at maturity or upon repurchase.  To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis.  For example, if you held $10,000,000 aggregate principal amount of notes, you would receive, in total, 218,758 shares of common stock of International Game Technology plus $10.00 in cash, plus accrued but unpaid interest, at maturity or upon repurchase.

To the extent the actual settlement value or threshold value differs from the values assumed above or that International Game Technology changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

$1,000	×	$ 35.00 $ 45.7123	=	$ 765.65

As a result, on the stated maturity date, or upon redemption, you would receive $1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than $765.65.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 28 shares of common stock of International Game Technology plus $20.00 in cash, plus accrued but unpaid interest, at maturity, or 21 shares of common stock of International Game Technology plus $30.65 in cash, plus accrued but unpaid interest, upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $10,000,00 aggregate principal amount of notes, you would receive, in total, 285,714 shares of common stock of International Game Technology plus $10.00 in cash, plus accrued but unpaid interest, at maturity, or 218,757 shares of common stock of International

INDEX STOCK ISSUER AND INDEX STOCK

International Game Technology

Lehman Brothers Holdings has obtained the following information regarding International Game Technology from International Game Technology’s reports filed with the SEC.

International Game Technology specializes in the design, manufacture, and marketing of computerized gaming equipment, systems and services. International Game Technology strives to maintain a wide array of entertainment inspired gaming product lines, targeting gaming markets in all legal jurisdictions worldwide.

The index stock is registered under the Securities Exchange Act of 1934.  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus.  In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The shares of common stock of International Game Technology are listed on The New York Stock Exchange under the symbol “IGT”.

The following table presents the high and low closing prices for the shares of common stock of International Game Technology, as reported on The New York Stock Exchange during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the business day immediately prior to the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the business day immediately prior to the date of this preliminary pricing supplement).The historical prices of the index stock are not necessarily indicative of future performance.  Lehman Brothers Holdings cannot assure you that the price of the index stock will not be below the threshold value on the valuation date related to the repurchase if you exercise your repurchase option, or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000.  The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

International Game Technology

	High	Low	Period End
2004
First Quarter	$44.96	$34.65	$44.96
Second Quarter	46.82	33.45	38.60
Third Quarter	38.77	28.72	35.95
Fourth Quarter	36.67	31.23	34.38

2005
First Quarter	$33.87	$26.23	$26.66
Second Quarter	30.21	24.22	28.15
Third Quarter	29.43	26.49	27.00
Fourth Quarter	31.18	25.93	30.78

2006
First Quarter	$36.84	$30.53	$35.22
Second Quarter	39.25	34.92	37.94
Third Quarter	41.66	35.80	41.50
Fourth Quarter	46.76	40.99	46.20

2007
First Quarter (through the business day immediately prior to the date of this preliminary pricing supplement)	$48.26	$38.52	$40.74

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the notes are first issued until the stated maturity date, (b) International Game Technology does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes and (c) the threshold value is $45.7123:

•  the hypothetical alternative redemption amount per $1,000 note;

•  the percentage change from the principal amount to the hypothetical alternative redemption amount;

•  the hypothetical total amount payable at stated maturity per $1,000 note (without interest);

•  the hypothetical total rate of return (without interest);

•  the hypothetical annualized pre-tax rate of return (without interest);

•  the hypothetical total rate of return (including interest); and;

•  the hypothetical annualized pre-tax rate of return (including interest).

Hypothetical settlement level on the valuation date		Hypothetical alternative redemption amount per $1,000 note	Percentage change from the principal amount to the hypothetical alternative redemption amount	Hypothetical total amount payable at stated maturity per $1,000 note (without interest)	Hypothetical total rate of return (without interest)	Hypothetical annualized pre-tax rate of return (without interest)	Hypothetical total rate of return (including interest)	Hypothetical annualized pre-tax rate of return (including interest)
$30.00		$656.27	-34.37%	$1,000.00	0.00%	0.00%	7.00%	0.97%
35.00		$765.65	-23.44%	$1,000.00	0.00%	0.00%	7.00%	0.97%
40.00		$875.03	-12.50%	$1,000.00	0.00%	0.00%	7.00%	0.97%
45.00		$984.41	-1.56%	$1,000.00	0.00%	0.00%	7.00%	0.97%
45.7123	(1)	$1,000.00	0.00%	$1,000.00	0.00%	0.00%	7.00%	0.97%
50.00		$1,093.79	9.38%	$1,093.79	9.38%	1.29%	16.38%	2.19%
55.00		$1,203.17	20.32%	$1,203.17	20.32%	2.68%	27.32%	3.51%
60.00		$1,312.55	31.26%	$1,312.55	31.26%	3.96%	38.26%	4.74%
65.00		$1,421.93	42.19%	$1,421.93	42.19%	5.16%	49.19%	5.88%

(1) This figure reflects the assumed threshold value.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher  or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers Holdings has determined that the comparable yield is an annual rate of 5.6109% compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $5.00 semi-annually and $1,393.76 due at maturity

Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings’ determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes. See “United States Federal Income Tax Consequences” in the accompanying synthetic convertible prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $1,500,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to

Lehman Brothers Holdings would be $11,500,000, $14,950 and $11,485,050, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about March 29, 2007, which is the fifth business day following the date of the pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of the pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of the pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate will enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

$10,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

1.00% Notes Due March 29, 2014

Performance Linked to the
Common Stock of International Game Technology (IGT)

PRELIMINARY PRICING SUPPLEMENT
March 22, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED OCTOBER 5, 2006,

PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS
DATED MAY 30, 2006)

LEHMAN BROTHERS